Exhibit 1

BVR Systems Announces Sale of Assets to Elbit Systems Ltd.

ROSH HA’AYIN, Israel, July 20, 2009, BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced, that it has signed an agreement with Elbit Systems Ltd. (NASDAQ: ESLT), pursuant to which BVR will sell substantially all of its assets to Elbit in consideration for a cash payment of $34,000,000. The purchase price is based on an assumption that the purchased projects are balanced (i.e., payments received for each project are consistent with its stage of execution). The purchase price is subject to adjustment at the closing in the event that it is determined that any of the projects are not balanced. Additionally, the amount payable at closing will be reduced by a further $1,500,000, which will be held in escrow for a period of 120 days, during which time Elbit will be entitled to conduct a final review into the status of the projects acquired, and in the event that any are not balanced, it will be entitled to receive up to the amount held in escrow. Further, as part of the transaction, BVR has provided certain representations and warranties to Elbit which shall survive for a period of eighteen months from the closing and has undertaken to guarantee its indemnification obligations in connection with the representations and warranties, by pledging a cash deposit of $1,500,000 in favor of Elbit. The transaction will also include the re-employment of BVR’s employees by Elbit.

The Closing of the transaction is subject to the satisfaction of certain closing conditions, including the approval of certain Israeli governmental authorities (such as the Antitrust Authority) and the exchange of financial guarantees provided by BVR under certain of the purchased assets.

Ilan Gillies, BVR’s CEO said: “We are excited by this move as we believe that we complement each other in product lines and market reach. The corporate culture is by and large similar which will make for a smooth integration.”

Aviv Tzidon, Chairman of the Board said: “We have chosen to combine our resources with Elbit since we recognize the synergies and I am very confident that this is the right choice for BVR.”

About BVR Systems

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies – CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.